[Brookdale Senior Living Letterhead]

February 6, 2008

Via EDGAR & Overnight Courier

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Brookdale Senior Living Inc.
Definitive Schedule 14A
Filed April 27, 2007

Dear Ms. Krebs:

On behalf of Brookdale Senior Living Inc. (the “Company”), and in response to the staff’s additional comment contained in your letter dated January 14, 2008 (the “Comment Letter”), I submit this letter containing the Company’s response to the Comment Letter.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the subject filing, and that staff comments or changes to such disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2006 Named Executive Officer Compensation, page 16

1.
We have considered your response to comment five in our letter dated August 21, 2007, and reissue the comment.  Please provide a more comprehensive analysis as to why disclosure of each performance target would cause you competitive harm.  Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets.  You should address separately each type of performance target you used and explain how disclosure could lead to competitive harm.

RESPONSE:  The Company has reconsidered its response to the previous comment in light of recent discussions with the staff. In future filings, the Company intends to revise its disclosure to include disclosure of the performance targets associated with the Company’s compensation plans for named executive officers for completed periods, unless a particular performance target is based on a non-public metric.

Please do not hesitate to contact me at (615) 221-2250 if you have any questions or further comments.

Sincerely,

/s/ T. Andrew Smith

T. Andrew Smith
Executive Vice President, General Counsel
and Secretary